

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 27, 2009

By U.S. Mail and Facsimile

Mr. Robert F. Schneider
Chief Financial Officer
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

> **Re:** **Kimball International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Definitive Proxy Statement on Schedule 14A filed September 10, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 000-03279**

Dear Mr. Schneider:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief